2


UNITED STATES OF AMERICA
              Before the
SECURITIES AND EXCHANGE COMMISSION



In the Matter of
                                                              FIFTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)




         THIS IS TO CERTIFY, pursuant to Rule 24, that certain filing requirements proposed by National Fuel Gas Company ("National") and its subsidiary, Horizon Energy Development, Inc. ("Horizon") in Form U-1, Application-Declaration, File No. 70-8649, as amended, have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order of the Securities and Exchange Commission (the "Commission") (HCAR No. 35-26364 dated August 29, 1995) with respect thereto, in that, the following information for the quarter ended September 30, 1996 is herein provided:
         1a)  Horizon's  balance  sheet at  September  30,  1996 is  attached as
Exhibit 1.

          1b) National's balance sheet at September 30, 1996 will be included in National's Form 10k for fiscal 1996 which is anticipated to be filed with the
               Commission in December 1996 and is incorporated herein by reference.

          2a) Horizon's income statement for the quarter ended September 30, 1996 is attached as Exhibit 2.

          2b) National's income statement for the quarter ended September 30, 1996 will be included in National's Form 10k for fiscal 1996 which is anticipated to be filed with the Commission in December 1996 and is incorporated herein by reference.

          3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended September 30, 1996.

                       None.

          4) A general description of the activities of the Applicants for the period ended September 30, 1996 and of the projects in which they or their subsidiary companies have an ownership interest:

                   Horizon has committed  approximately $15 million to date in a combination of development cost expenditures, loans and guarantees to facilitate the development of a 151 Megawatt power plant near Kabirwala, Pakistan which is to be constructed and owned by Fauji Kabirwala Power Company, Ltd. ("FKPCL"), a certified EWG. While on August 30, 1996 Horizon announced a disinclination to make an equity investment in FKPCL, an Intermediate Company of National and/or Horizon continues to own 48.19% of the voting stock of FKPCL.

          5) Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated Intermediate Companies.

                   Neither  Horizon  or  National  engaged  in any  intercompany service transactions with affiliate Intermediate Companies.


          November 27, 1996                     NATIONAL FUEL GAS COMPANY



                                                By: /s/Philip C. Ackerman
                                                     Philip C. Ackerman
                                                     Senior Vice President


                                                HORIZON ENERGY DEVELOPMENT,
                                                INC.



                                                By: /s/Bruce H. Hale
                                                     Bruce H. Hale
                                                     Vice President